SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____________ to _____________

                         Commission File Number 1-10000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      FIRST UNION CORPORATION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             One First Union Center
                      Charlotte, North Carolina 28288-0013


(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

    Independent Auditors' Report

    Financial Statements:
      Statements of Net Assets Available for Benefits, December 31, 2000 and
      1999
      Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2000
      Notes to Financial Statements

    Supplemental Schedule:
      Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2000

(b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

    Independent Auditors' Consent

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                              Financial Statements
                                  and Schedules

                  As of December 31, 2000 and 1999 and for the
                          year ended December 31, 2000

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Human Resources Committee
First Union Corporation


     We have audited the accompanying statements of net assets available for benefits of First Union Corporation Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, and schedule of nonexempt transactions as of December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







KPMG LLP

Charlotte, North Carolina
June 22, 2001

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                                                      December 31,
                                                                                            ---------------------------------------

                                                                                                        2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value
  Marketable
    Evergreen U.S. Government Fund                                                        $       86,061,100            87,008,486
    Evergreen Balanced Fund                                                                      149,564,674           136,493,115
    Stable Fund                                                                                  561,723,668           615,763,559
    Evergreen Foundation Fund                                                                    235,647,131           269,898,601
    Evergreen Fund                                                                               254,383,628           317,208,584
    FUNB Enhanced Stock Market Fund                                                              642,506,869           780,167,539
    Evergreen International Growth Fund                                                           79,939,589            71,914,779
    Evergreen Growth Fund                                                                        130,120,150            54,604,382
    Employee Stock Ownership Plan
      First Union Corporation common stock
        Allocated                                                                                579,902,333           837,223,989
        Unallocated                                                                               79,695,940           101,122,868
      Cash and cash equivalents
        Allocated                                                                                155,738,831            89,115,727
        Unallocated                                                                                1,383,320             1,449,624
Self-Directed Investments, at fair value                                                           2,524,840             6,256,585
-----------------------------------------------------------------------------------------------------------------------------------
        Total marketable investments                                                           2,959,192,073         3,368,227,838
Participants' loans receivable                                                                   112,597,312           104,809,617
-----------------------------------------------------------------------------------------------------------------------------------
        Total investments                                                                      3,071,789,385         3,473,037,455
-----------------------------------------------------------------------------------------------------------------------------------
Receivable from merged plan                                                                                -            14,800,265
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                   3,071,789,385         3,487,837,720
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Refund of excess contributions and earnings                                                        4,621,533                     -
Loan payable - Employee Stock Ownership Plan - unallocated                                        51,220,634            53,005,029
-----------------------------------------------------------------------------------------------------------------------------------
        Net assets available for benefits                                                 $    3,015,947,218         3,434,832,691
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

            STATEMENT OF CHANGES IN , FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                                 Year Ended December 31, 2000
                                                      -----------------------------------------------------------------------

                                                                                        Employee
                                                                                           Stock
                                                                                       Ownership
                                                            Participant                    Plan-
                                                               Directed              Unallocated                       Total
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO PLAN ASSETS
Investment income
  Interest on loans                                   $       7,828,958                        -                   7,828,958
  Net depreciation
    in fair value of investments                           (138,829,186)              (9,734,583)               (148,563,769)
-----------------------------------------------------------------------------------------------------------------------------
        Total investment loss                              (131,000,228)              (9,734,583)               (140,734,811)
  Employer contributions                                    124,755,545                  660,415                 125,415,960
  Employee contributions                                    177,363,464                        -                 177,363,464
  Net assets contributed through
    mergers                                                     644,667                        -                     644,667
  Transfers from other funds                                184,137,554                        -                 184,137,554
-----------------------------------------------------------------------------------------------------------------------------
        Total additions to plan assets                      355,901,002               (9,074,168)                346,826,834
-----------------------------------------------------------------------------------------------------------------------------
DEDUCTIONS FROM PLAN
  ASSETS
  Participants' withdrawals                                 574,330,577                        -                 574,330,577
  Transfers to other funds                                  178,135,690                6,001,864                 184,137,554
  Interest expense                                                    -                4,632,805                   4,632,805
  Administrative expenses                                     2,611,371                        -                   2,611,371
-----------------------------------------------------------------------------------------------------------------------------
        Total deductions from plan
          assets                                            755,077,638               10,634,669                 765,712,307
-----------------------------------------------------------------------------------------------------------------------------
Decrease in net assets
    available for benefits                                 (399,176,636)             (19,708,837)               (418,885,473)
Net assets available for benefits
  Beginning of year                                       3,385,265,228               49,567,463               3,434,832,691
-----------------------------------------------------------------------------------------------------------------------------
  End of year                                         $   2,986,088,592               29,858,626               3,015,947,218
=============================================================================================================================

See accompanying notes to financial statements.

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE 1:  DESCRIPTION OF PLAN

     The following brief description of the First Union Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

     First Union Corporation and its subsidiaries (the "Companies") sponsor the Plan, which is designed to promote savings for retirement, and which is a defined contribution plan. Company and employee contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1999, the portion of the Plan invested in the First Union Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies' matching contribution is made in First Union Corporation common stock. The Company has adopted the American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters".

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

     Under the Plan, an employee is eligible to participate after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 15 percent of the employee's gross compensation. The maximum percentage of the employer matched contribution is determined annually by the Board of Directors of First Union Corporation ("First Union"), and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the "Code"). The employer's matching contribution cannot exceed 6 percent of a participant's base compensation. Beginning in 1999, the first one percent of the employer's contribution will be made with First Union Corporation common stock. Participants are fully vested in their entire account balances at all times.

     Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Human Resources Committee (the "Committee"). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal.

     Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the quoted Wall Street Journal prime interest rate as of the 25th of the preceding month. Loans are made for a minimum of 12 months or a maximum of 60 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

     Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant's 65th birthday, if it is the participant's 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum, in installments or in a combination of both. Installment payments must be in multiples of $50 over a period not to exceed the life expectancy of the participant. Distribution of a retired participant's account balance must begin at age 70 1/2.

     Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.





                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PARTICIPANT DIRECTED

     In accordance with the Plan provisions, Plan earnings are allocated to participants' accounts on a daily basis.

     The investment options available to participants at December 31, 2000 and 1999, are presented below.

Evergreen U.S. Government Fund

     This mutual fund invests primarily in debt instruments issued or guaranteed by the U.S. Government or its agencies. Its objective is to provide a high level of current income consistent with stability of principal.

Evergreen Balanced Fund

     This mutual fund maintains a diversified investment portfolio of common and preferred stocks, U.S. Government and agency obligations, and corporate bonds. Its objective is to produce long-term total return through capital appreciation, dividends and interest income.

Stable Fund

     This pooled investment fund invests primarily in money market instruments, investment contracts, U.S. Government and agency securities, and corporate notes. Its investment objective is to provide stable principal value combined with a yield that is one percentage point or more over the 91-day U.S. Treasury bill yield.

Evergreen Foundation Fund

     This mutual fund invests primarily in a combination of income producing common stocks, preferred stocks, convertible securities, corporate and U.S. Government debt obligations, and short-term debt instruments. Its investment objective is to provide income, conservation of capital and capital appreciation.

Evergreen Fund

     This mutual fund invests primarily in common stocks, including securities convertible into or exchangeable for common stocks of companies which are little-known or relatively small or special situations and which offer the potential for capital appreciation. The remainder of its portfolio consists of securities of relatively well-known and large companies in an attempt to provide liquidity as well as potential for capital appreciation.

FUNB Enhanced Stock Market Fund

     This collective investment fund invests primarily in a diversified portfolio of common stocks and S&P 500 futures contracts. Its investment objective is to provide a total rate of return equal to or exceeding that of the S&P 500 market index each calendar year.

Evergreen International Growth Fund

     This fund invests primarily in internationally diversified portfolios consisting of common and preferred stocks, convertible securities and warrants. The fund also uses stock index and currency futures. Its investment objective is to provide long-term capital appreciation.

Evergreen Growth Fund

     This fund invests principally in common stocks of small to mid-sized companies that have demonstrated earnings, asset values, or growth potential not yet reflected in their market price. Its investment objective is long-term capital appreciation.

First Union Corporation Common Stock Fund

     This fund invests in First Union Corporation common stock. Dividends are reinvested in additional shares of First Union Corporation common stock. Its primary investment objective is long-term capital appreciation.

                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

MERGERS WITH FINANCIAL INSTITUTIONS

     Since 1985, First Union Corporation has acquired several financial institutions. The employees of these institutions have been allowed to participate in the Plan as of the consummation date of each respective merger.

     Generally, the assets and obligations of acquired plans are recorded by the Plan pursuant to the merger agreement, on the date of the respective merger. However, there are assets related to acquired plans whose obligations are being administered by the Plan, but that have not yet been legally assumed by the Plan. Accordingly, these assets are not included as Plan assets at December 31, 2000. It is expected that final approval will be received from the Internal Revenue Service to merge the Plans and that these assets will then be merged into the Plan.

     In April 1998, CoreStates Financial Corp was acquired by First Union Corporation. Assets of their plans, which were approximately $955 million, were transferred to the Plan on January 14, 1999.

     In June 1998, The Money Store Inc. was acquired by First Union Corporation. Assets of their plan, which were approximately $89 million, were transferred to the Plan on July 15, 1999.

     In 1999, assets of the savings plans of Questpoint; Bowles, Hollowell, Conner and Co.; Tattersall Advisory Group Inc.; and Congress Talcott were merged into the Plan. Their plan assets were approximately $4 million, $8 million, $1 million and $15 million, respectively.

     In October 1999, Everen Capital Corporation was acquired by First Union Corporation. Assets of their plan, which were approximately $705 million, were transferred to the Plan on November 1, 1999. The plan included a self-directed investment option, allowing participants to invest their account balances in any investment, within certain specified limitations. The self-directed investments had a market value of approximately $3 million at December 31, 2000. After the merger of the Everen Capital Corporation Savings Plan into the Plan, the assets of the Everen self-directed investment option were frozen. The assets subject to the Everen self-directed investment option were liquidated by January 31, 2001.

     In April 1998, Nationwide Remittance Centers, Inc. was acquired by First Union Corporation. Assets of their plan, which were approximately $1 million, were transferred to the Plan on August 31, 2000.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

     The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Investments in cash management accounts and participants' loans receivable are stated at cost which approximates fair value. Investments in commercial paper, U.S. Government and agency securities, corporate bonds, mutual funds, collective investment funds and common stocks are stated at fair value, which is based on closing market quotations (or an estimate thereof).

     In accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, the Stable Fund's holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the fair value of investment contracts approximates the contract value, including any accrued interest.

     Interest and dividends earned on assets in the Stable Fund are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants' share value.

                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



BASIS OF PRESENTATION

     The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

NOTE 3:  INVESTMENTS

     Under the terms of the Plan, First Union National Bank (the "Trustee"), a wholly-owned subsidiary of First Union Corporation and a related party-in-interest, holds the assets of the Plan in bank-administered trust funds. Investments that represent five percent or more of the Plan's net assets are separately identified below.

     The investment contracts held by the Stable Fund have crediting interest rates ranging from 6.01 percent to 8.00 percent and 6.21 percent to 8.25 percent at December 31, 2000 and 1999, respectively, with remaining maturities not greater than 3 years. The average yields for the investment contracts ranged from 6.01 percent to 8.00 percent and 6.20 percent to 8.20 percent for the years ended December 31, 2000 and 1999, respectively.


                                                                                                                       December 31,
                                                                                            ----------------------------------------

                                                                                                      2000                     1999
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS,  AT FAIR VALUE
Marketable
  Evergreen Balanced Fund                                                                $     149,564,674              136,493,115
  Stable Fund
    Corporate bonds                                                                            339,922,319              479,674,445
    Investment contracts                                                                       135,600,754               89,042,061
  Evergreen Foundation Fund                                                                    235,647,131              269,898,601
  Evergreen Fund                                                                               254,383,628              317,208,584
  FUNB Enhanced Stock Market Fund                                                              642,506,869              780,167,539
  Employee Stock Ownership Plan
    First Union Corporation common stock                                                       659,598,273              938,346,857
Not readily marketable
  Participants' loans receivable                                                         $     112,597,312              104,809,617
------------------------------------------------------------------------------------------------------------------------------------



                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     The appreciation (depreciation) in value of the Plan's investments (including investments bought, sold and held during the year) is presented below.



                                                                                                                        Year Ended
                                                                                                                      December 31,
                                                                                                                   ----------------

                                                                                                                              2000
-----------------------------------------------------------------------------------------------------------------------------------
Evergreen U.S. Government Fund                                                                                  $        9,257,341
Evergreen Balanced Fund                                                                                                  2,014,261
Stable Fund                                                                                                             34,804,763
Evergreen Foundation Fund                                                                                              (11,951,202)
Evergreen Fund                                                                                                         (41,134,528)
FUNB Enhanced Stock Market Fund                                                                                        (71,041,085)
Evergreen International Growth Fund                                                                                     (5,768,547)
Evergreen Growth Fund                                                                                                    5,922,866
First Union Corporation common stock                                                                                   (70,875,035)
Self-Directed Investments                                                                                                  207,397
-----------------------------------------------------------------------------------------------------------------------------------
        Net depreciation                                                                                        $     (148,563,769)
-----------------------------------------------------------------------------------------------------------------------------------


NOTE 4:  INCOME TAXES

     The Internal Revenue Service has determined and informed the Companies by a letter dated December 20, 2000, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Human Resources Committee files an annual information return with the Internal Revenue Service.

     Participant contributions made to the Plan must not discriminate in favor of highly compensated employees ("HCE's"). The Plan has failed the Actual Deferral Percentage test for the plan year 2000. In order to correct this failure, excess contributions plus earnings must be returned to HCE's. Subsequent to December 31, 2000, the Plan refunded excess contributions and earnings thereon of $3,060,571 to HCE's. In addition, $1,560,962 of employer matching contributions have been forfeited, and will be used to reduce future obligations of the Companies. These amounts have been reflected in the accompanying financial statements for the year ended December 31, 2000. The excess contributions were refunded to participants within two and one-half months after year-end.

NOTE 5:   RELATED PARTY TRANSACTIONS

     The Evergreen U.S. Government Fund, the Evergreen Balanced Fund, the Evergreen Foundation Fund, the Evergreen Fund, the Evergreen International Growth Fund and the Evergreen Growth Fund are mutual funds managed by subsidiaries of First Union National Bank. The FUNB Enhanced Stock Market Fund is a collective investment trust managed by First Union National Bank. The Stable Fund investments are managed by First Union National Bank. The First Union Corporation Common Stock Fund is managed by First Union National Bank, and it is principally comprised of shares of First Union Corporation common stock.

     First Union National Bank, a party in interest, serves as the trustee for the Plan. In 2000, the Plan paid administrative expenses to First Union National Bank amounting to $2,611,371.



                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6:  LOANS PAYABLE

     Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, First Union National Bank assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85%. The Company is obligated to make contributions to maintain debt service.

     The loan was originally collateralized by 3,274,816 shares of First Union Corporation common stock. The loan repayment schedule is as follows:

                           2001                 $1,947,632
                           2002                  2,125,803
                           2003                  2,320,273
                           2004                  2,532,533
                           2005                 $2,764,211

     As the Plan makes each payment of principal, an appropriate percentage of common stock will be available to fund the Companies' 1 percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies' 1 percent matching contribution, those shares may be utilized to fund the Companies' matching contribution where participants have elected to invest in the First Union Corporation Common Stock Fund or in participant contributions where participants have elected to invest in First Union Corporation common stock. Shares vest fully upon allocation. Dividends on allocated shares may be either distributed or reinvested in First Union Corporation common stock at the discretion of the Company. The Company has elected to reinvest the dividends.

     The borrowing is collateralized by 2,865,472 unallocated shares of First Union Corporation common stock at December 31, 2000, and is guaranteed by the Company. In 2000, 204,672 shares were released based on principal paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan for the year 2000 present separately the assets and liabilities and changes therein pertaining to:
(a) the accounts of employees with vested rights in allocated stock, and (b) stock not yet allocated to employees (Unallocated).

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.


NOTE 7:  PROHIBITED TRANSACTION

     Prior to January 2, 2000, certain participant loan repayments were not credited to participants' accounts on a timely basis. In 2000, the Companies identified the effected participants and properly applied the loan repayments to the participants' accounts, including principal and interest, in the amount of $21,136.

                                                                      SCHEDULE 1
                                                                          Page 1
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year
--------------------------------------------------------------------------------


                                                                                                            December 31,2000
                                                                                    -----------------------------------------

                                                                                            Par Value
                                                                                            or Number                   Fair
                                        Identity of Issue                                    of Units                  Value
-----------------------------------------------------------------------------------------------------------------------------
MUTUAL FUNDS
Evergreen U.S. Government Fund *                                                            8,282,592       $     86,061,100
Evergreen Balanced Fund *                                                                  12,209,361            149,564,674
Evergreen Foundation Fund *                                                                12,793,004            235,647,131
Evergreen Fund *                                                                           16,669,963            254,383,628
Evergreen International Growth Fund *                                                       9,689,647             79,939,589
Evergreen Growth Fund *                                                                     7,717,684            130,120,150
-----------------------------------------------------------------------------------------------------------------------------
        Total Mutual Funds                                                                                       935,716,272
-----------------------------------------------------------------------------------------------------------------------------
COLLECTIVE INVESTMENT FUNDS
First Union Enhanced Stock Market Fund *                                                    8,035,222            642,506,869
-----------------------------------------------------------------------------------------------------------------------------
STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Valiant General Fund                                                                       12,622,451             12,622,451
-----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PAPER
Asset One Sec LLC, due 1/12/01                                                             10,000,000              9,977,710
Atlantic Asset Securitization, due 1/22/01                                                 20,000,000             19,920,640
Check Pt Charlie Inc., due 1/22/01                                                         20,000,000             19,920,640
MPF Two Limited, due 1/31/01                                                               20,000,000             19,889,904
-----------------------------------------------------------------------------------------------------------------------------
        Total Corporate Bonds                                                                                     69,708,894
-----------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS
Goldman Sachs Group Limited Partnership, 6.98%, due 1/16/01                                10,000,000             10,001,400
Goldman Sachs Group Limited Partnership, 7.16%, due 1/26/01                                10,000,000             10,004,200
Morgan Stanley Dean Witter Discover and Co, 6.85%, due 2/23/01                             10,000,000             10,006,200
Citicorp Medium Term Notes, 5.45%, due 5/24/01                                             10,000,000             10,008,100
Caterpillar Financial Services Corporation, 4.94%, due 7/9/01                              20,000,000             20,008,600
Bear Stearns Company Incorporated, 5.78%, due 8/1/01                                       15,000,000             15,015,600
General Motors Acceptance Corporation, 5.60%, due 8/6/01                                    5,000,000              5,007,700
Merrill Lynch and Company, 5.48%, due 8/10/01                                              14,000,000             14,011,480
Wells Fargo and Company, 5.23%, due 9/15/01                                                15,000,000             15,030,600
Merrill Lynch and Company, 5.05%, due 9/21/01                                              15,000,000             15,015,750
American Express Travel Euro Bond, 4.52%, due 10/24/01                                     21,000,000             21,001,050
Xerox Corporation, 5.77%, due 11/5/01                                                      16,000,000             12,389,600
General Motors Acceptance Corporation, 5.16%, due 12/10/01                                 15,000,000             15,007,500
Fleet National Bank, 5.29%, due 12/14/01                                                   10,000,000             10,022,700
Ford Motor Credit Company, 4.89%, due 1/17/02                                              23,731,000             23,735,746
Chase Manhattan Corporation, 4.61%, due 1/22/02                                            20,000,000             20,019,600
Lehman Brothers Holdings Incorporated, 5.48%, due 2/1/02                                    5,000,000              5,007,700
Lehman Brothers Holdings Incorporated, 5.42%, due 2/12/02                                   6,000,000              6,003,060
Bank of America Corporation, 5.47%, due 2/20/02                                             5,000,000              4,992,750
Liberty Lighthouse US Capital Company, 5.55%, due 2/22/02                                  20,000,000             20,043,800
Associates Corporation of North America, 5.53%, due 5/17/02                                12,000,000             12,009,360
Bear Stearns Company Incorporated, 5.91%, due 11/18/02                                     20,000,000             20,002,800
Paine Webber Group Incorporated, 5.91%, due 11/18/02                                       20,000,000             20,000,000

                                                                                                                 (continued)

                                                                      SCHEDULE 1
                                                                          Page 2
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year
--------------------------------------------------------------------------------

                                                                                                                December 31,2000
                                                                                        -----------------------------------------

                                                                                                Par Value
                                                                                                or Number                   Fair
                                        Identity of Issue                                        of Units                  Value
---------------------------------------------------------------------------------------------------------------------------------
Ford Motor Credit Company, 5.4%, due 8/27/06                                                   15,000,000             14,993,700
TMS Home Equity Loan, 6.90%, due 7/15/07 *                                                        575,562                574,123
Associates Corporation of North America, 5.4%, due 8/27/11                                     10,000,000             10,009,200
---------------------------------------------------------------------------------------------------------------------------------
        Total Corporate Bonds                                                                                        339,922,319
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT CONTRACTS
Monumental Life Insurance Company, Contract #ADA00198ST, 6.01%, open-ended maturity            10,547,511             10,547,511
Principal Life Insurance Company, Contract #4-40344-1, 7.13%, due 9/15/03                      10,205,690             10,205,690
John Hancock Mutual Life Insurance Company, Contract #14478GAC, 7.62%, due 9/7/04              10,622,174             10,622,174
Canada Life Assurance Company, Contract #P46050, 7.17%, due 11/15/04                           10,087,651             10,087,651
Allstate Life Insurance Company, Contract #GA6225, 7.25%, due 12/1/04                          10,061,575             10,061,575
Principal Life Insurance Company, Contract #4-40344-2, 7.91%, due 2/10/05                      10,688,245             10,688,245
Travelers Insurance Company, Contract #GR17599, 7.84%, due 5/5/05                              10,504,111             10,504,111
Travelers Insurance Company, Contract #GR17617, 8.00%, due 8/25/05                             10,461,559             10,461,559
John Hancock Mutual Life Insurance Company, Contract #15026GAC, 7.3%, due 9/1/05               10,226,451             10,226,451
Allstate Life Insurance Company, Contract #GA6298, 7.37%, due 9/1/05                           10,228,569             10,228,569
John Hancock Mutual Life Insurance Company, Contract #15079GAC, 7.25%, due 11/10/05             5,047,203              5,047,203
Principal Life Insurance Company, Contract #4-40344-3, 7.25%, due 11/10/05                      5,047,203              5,047,203
Metlife, Contract #0025204, 7.34%, due 1/1/2099                                                21,872,812             21,872,812
---------------------------------------------------------------------------------------------------------------------------------
        Total Investment Contracts                                                                                   135,600,754
---------------------------------------------------------------------------------------------------------------------------------
Accrued Receivable on Assets of the Stable Fund                                                                        3,869,250
---------------------------------------------------------------------------------------------------------------------------------
        Total Stable Fund                                                                                            561,723,668
---------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN
First Union Corporation common stock *
  Allocated                                                                                    20,850,421            579,902,333
  Unallocated (a)                                                                               2,865,472             79,695,940
Valiant General Fund - Cash Management Account
  Allocated                                                                                   155,738,831            155,738,831
  Unallocated (b)                                                                               1,383,320              1,383,320
---------------------------------------------------------------------------------------------------------------------------------
        Total Employee Stock Ownership Plan                                                                          816,720,424
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     (continued)

                                                                      SCHEDULE 1
                                                                          Page 3
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year
--------------------------------------------------------------------------------

                                                                                                                 December 31,2000
                                                                                            --------------------------------------

                                                                                                 Par Value
                                                                                                 or Number                   Fair
                                        Identity of Issue                                         of Units                  Value
----------------------------------------------------------------------------------------------------------------------------------
SELF-DIRECTED INVESTMENTS (c)
Certificate of Accrual Treasury Security                                                            82,000                 70,791
Easygrowth Treasury Receipts                                                                       250,000                226,780
GNMA                                                                                             2,935,221                263,580
Govt Trust Israel                                                                                   60,000                 49,768
Govt Trust Certificates                                                                             60,000                 48,406
U.S. Treasury Bond                                                                                 100,000                103,048
U.S. Treasury Cubb                                                                                  53,000                 40,373
U.S. Treasury Note                                                                                  50,000                 53,226
U.S. Treasury Security Stripped                                                                  2,285,000              1,668,868
----------------------------------------------------------------------------------------------------------------------------------
        Total Self-Directed Investments                                                                                 2,524,840
----------------------------------------------------------------------------------------------------------------------------------
Participants' Loans Receivable, various rates and maturities *                                                        112,597,312
----------------------------------------------------------------------------------------------------------------------------------
        Total investments                                                                                         $ 3,071,789,385
----------------------------------------------------------------------------------------------------------------------------------

* Party-in-Interest.

(a) Cost of plan assets for this nonparticipant-directed investment is $42,270,770.
(b) Cost of plan assets for this nonparticipant-directed plan is $1,383,320.
(c) Interest rates and maturity dates of assets held in the self-directed investments are not available from the Trustee.

                                                                      SCHEDULE 2


                            FIRST UNION CORPORATION

                                  SAVINGS PLAN

                       Schedule of Nonexempt Transactions

                          Year Ended December 31, 2000
---------------------------------------------------------------------------------------------------
     Identity of        Relationship            Description                               Amount
   Party Involved       to the Plan             of Transaction                           Involved
---------------------------------------------------------------------------------------------------
First Union Corporation    Plan sponsor         Participant loan repayments not remitted   $ 21,136
                                                to participant accounts on a timely basis
---------------------------------------------------------------------------------------------------

                                   SIGNATURES



--------------------------------------------------------------------------------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.








FIRST UNION CORPORATION
SAVINGS PLAN



/s/  BENJAMIN J. JOLLEY
-------------------------------
Benjamin J. Jolley
Senior Vice President

June 22, 2001

                                  EXHIBIT INDEX



--------------------------------------------------------------------------------

Exhibit No.         Description                                  Location

(23)                Independent Auditors' Consent                Filed herewith